Exhibit 99.9

U.S.’s Second Largest County to Deploy NICE Inform Intelligence Center for
Digital Transformation of its Consolidated 911 Operation

NICE Inform Intelligence Center’s advanced capabilities will help Cook County Sheriff’s Police 911 Center save time and improve service levels for member agencies

Hoboken, N.J., October 26, 2020 – NICE (Nasdaq: NICE) today announced that the Cook County Sheriff’s Police 911 Center, a consolidated 911 center serving Cook County, Illinois, will be deploying the NICE Inform Intelligence Center and other advanced NICE Inform capabilities to digitally transform processes around tracking performance metrics and performing quality assurance reviews. Through this transformation, the County expects to achieve time savings and improve levels of service for member agencies, communities, state’s attorneys, and other stakeholders. Cook County, Illinois, is the second largest county in the United States, with a population of more than 5 million.

As a consolidated center, the Cook County Sheriff’s Police 911 Center takes approximately 150,000 911 calls a year (550,000 in total including non-emergency calls) and provides dispatching services for 13 other public safety agencies. With consolidation now legally mandated in Illinois for any 911 center serving populations under 25,000, the Center has grown dramatically, continuing to add member agencies and more than doubling dispatchers in the past six years. The center’s highly skilled dispatchers also handle calls regarding incidents and maintenance issues on the Metra rail system, the third largest rail system in the United States, used by over 300,000 commuters each day.

Martin Bennett, ENP, Executive Director for the 911 Center and Cook County ETSB, said, “As we’ve grown, our challenges have become amplified. We have more dispatchers, taking more types of calls, supporting more member agencies and more evidentiary requests coming from the court system. With all of these added complexities, we need access to timely data that can tell us what happened and how we can perform better. Today, all of this data resides in different systems, so finding it and piecing it together can consume enormous resources. The NICE Inform Intelligence Center, along with other advanced capabilities of NICE Inform, give us everything we need, all in one solution, to proactively address these challenges.”

Chris Wooten, Executive Vice President, NICE, said, “Because our NICE Inform Intelligence Center sits at the center of today’s emergency communications center ecosystem and integrates to all of the key systems – CAD, 911, radio, and more – 911 centers get a single system of record leveraging all their data, and unprecedented insights they can’t get anywhere else. We are pleased to bring this next-generation public safety 911 incident intelligence solution to Cook County, a long time NICE customer.”

Leveraging NICE Inform Intelligence Center’s incident intelligence dashboards and other advanced NICE Inform capabilities, the Cook County Sheriff’s Police 911 Center will digitally transform processes around:

•
Tracking performance metrics to provide insights into where improvements can be made: The NICE Inform Intelligence Center’s dashboards automatically consolidate data from all systems to provide instant visibility into what’s happening, with dozens of real-time metrics including time to answer, time to enter, time to dispatch, time to on-scene and more. Managers can drill down to the dispatcher level and even view metrics for different incident types or individual member agencies. Member agencies will also have access to their own dashboards to view response metrics and heat maps that show what calls are coming from what locations, so they can better understand crime patterns and allocate resources accordingly.

•
Automating quality assurance (QA) reviews and proactively addressing small problems before they become big issues: The Cook County Sheriff’s Police 911 Center will use NICE Inform to replace random quality checks with more consistent, automated, data-driven quality assurance reviews, to keep up with growing call volumes. For example, using data from the CAD and telephony systems, NICE Inform can automatically pull specific types of calls for supervisors to review (based on their priority, excessive time to dispatch, or other criteria).

•
Automating incident reconstruction to cut down on resource drain and save time: FOIA (Freedom of Information) and state’s attorney requests received by the Cook County Sheriff’s Police 911 Center have almost tripled in recent years. Instead of logging into different systems and databases, and spending hours or days pulling data and piecing it together, records custodians will now be able to pull complete incident reconstructions, simply by keying in a CAD incident number.

To learn more about the NICE Inform Intelligence Center:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Cook County Sheriff’s Police 911 Center
The Cook County Sheriff’s Police 911 Center, located in Des Plaines, Illinois, serves a population of over 200,000 residents throughout Cook County and over 300,000 daily commuters who ride the Metra rail system throughout the six-county area in Illinois and Kenosha County, Wisconsin. It generates approximately 800,000 CAD incidents a year and processes an average of 550,000 calls (emergency and non-emergency) annually. As a consolidated center, it provides dispatching services for the Cook County States Attorney’s Office Investigators, the Berkeley Fire Department, and the following Cook County police departments: Berkeley, Blue Island, Cook County Sheriff's Office & Police, Cook County Forest Preserve, Harvey, Hometown, Indian Head Park, Lyons, Merrionette Park, Metra, Palos Park, and Phoenix. Several more departments have already signed on to join the consolidated center in 2021. For more information, visit  https://cookcounty911.com/.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.